Exhibit (a)(5)(iv)

3760 Rocky Mountain Avenue
Loveland, CO 80538
T 970.493.7272
F 907.619.3003
www.heska.com
FOR IMMEDIATE RELEASE	@HeskaCorp

At Heska Corporation:	At Hayden IR:
Jason Napolitano, Executive Vice President & CFO	Brett Maas, Managing Partner
(970) 493-7272, Ext. 4105	(646) 536-7331
brett@haydenir.com

HESKA CORPORATION ANNOUNCES AMENDMENT TO ITS

ODD-LOT TENDER OFFER

LOVELAND, CO, October 9, 2012 — Heska Corporation (NASDAQ:HSKA - News; “Heska” or the “Company”), a provider of advanced veterinary diagnostic and other specialty veterinary products, announced today that it has filed with the Securities and Exchange Commission (“SEC”) an amendment to its offer to purchase. As described in its offer to purchase, the Company is offering $9.50 for each share of its common stock held by stockholders who owned, of record or beneficially, 99 or fewer shares as of the close of business on August 21, 2012, and who continue to hold such shares through the expiration of the offer.

Investors may obtain copies of the Company’s Schedule TO filed August 27, 2012, the amendment filed on September 14, 2012, the amendment filed on Schedule 13E-3 on September 25, 2012, and the amendment filed today from the SEC at no charge by visiting the SEC’s website (www.sec.gov). With today’s amendment, the Company filed an Amended Offer to Purchase, Amended Letter of Transmittal, and Amended Notice of Guaranteed Delivery, which reflect all amendments made to date. The Company will make copies available to interested stockholders upon request. Company stockholders with questions or requests for documents, including a copy of the Amended Offer to Purchase, Amended Letter of Transmittal, and Amended Notice of Guaranteed Delivery, may call the Company’s information agent in this matter, Morrow & Co., LLC, at (800) 607-0088.

The following details the changes made to the offer to purchase. Except as otherwise noted below, no changes have been made to the Schedule 13E-3 filed by the Company on September 25, 2012.

a)	The first sentence of the second paragraph on the cover page is hereby amended by adding the following at the end of the sentence:

, which represents a $1.00 increase in price per share offered by the Company.

b)	The first sentence of the fourth bullet point under “Summary of Terms” is hereby amended by adding the following at the end of the sentence:

, a $1.00 increase over the $8.50 per share price originally offered.

c)	The third paragraph under the heading “Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” is hereby amended to read as follows:

On August 20, 2012, our board of directors, including our non-employee directors, unanimously approved the odd-lot tender offer transaction, including the original price to be paid per share of common stock tendered, which our board of directors unanimously determined was a fair price to our stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those who are ineligible to participate in the offer, and the August 21, 2012 record date for determining the stockholders eligible to participate in the offering. On September 24, 2012, our board of directors, including our non-employee directors, unanimously approved the new offering price and unanimously determined it was a fair price to our stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those who are ineligible to participate in the offer.

d)	The section captioned “Determination of Fairness of Offer by our Board of Directors” is hereby amended to read as follows:

For reasons discussed below, our board of directors believes that the offer is fair to affiliated and unaffiliated stockholders of the Company, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. This belief is based on our board of directors’ knowledge of the Company’s business as well as other factors. Specifically, our board of directors believes that the offer is fair to unaffiliated eligible stockholders for the following reasons:

•

The offer is voluntary and therefore is procedurally fair to eligible stockholders who choose to participate. Eligible stockholders, all of whom are unaffiliated with the Company, are not required to tender their shares.

•

The original and new offering prices each represented a modest premium to market price when made. We had originally offered a per share purchase price of $8.50, which represented a $0.47, or 5.8%, premium over the last share sales price of our common stock ($8.03) as reported on the Nasdaq Stock Market prior to the close of business on the record date. When the current market price per share of common stock as reported on the Nasdaq Stock Market increased over the initial offer price, however, the board of directors believed that eligible shareholders would be less likely to consider participating in the offer. Accordingly, the board of directors approved an increased purchase price per share in the offer to $9.50. This price represents a premium of $0.48, or 5.3%, over the last share sales price of our common stock as reported on the Nasdaq Stock Market prior to the close of business on September 21, 2012 ($9.02), a similar premium to the then-current market price that was originally offered. See “Special Factors—Determination of Fairness by our Board of Directors.”

•	Eligible stockholders who directly tender their shares to the Company will avoid brokerage commissions that would otherwise be incurred if the shares were sold in an open market transaction.

•

The offer provides eligible stockholders an opportunity to sell their odd-lot shares, whereas they may have difficulty selling their shares without broker commissions or at all in the open market on terms acceptable to them.

•	The original and new offering prices represented a modest discount and premium, respectively, to the Company’s book value per share.

These benefits, however, must be weighed against the fact that tendering stockholders will no longer benefit from any future earnings and growth in the Company or our common stock; conversely, they will no longer bear the risk of decreased equity value.

Our board of directors also believes that the offer is fair to stockholders, both unaffiliated and affiliated, who are not eligible to participate or who otherwise decide not to tender. This belief is based on our board of directors’ following considerations:

•	The reduction in shares will increase the relative percentage ownership in the Company of those stockholders who remain after the offer.

•

The premium being paid is modest and believed to be at a price per share that is at an attractive level to the Company and an attractive use of available cash based on the Company’s underlying fundamentals.

•	The reduction in the number of the Company’s odd-lot stockholders may reduce the Company’s administrative expenses associated with servicing odd-lot stockholders in certain circumstances.

In determining a fair and equitable price for the offer, our board of directors considered a number of factors, including current market prices, historical stock prices for the Company and trading volume activity. Additionally, in determining the revised $9.50 per share price to be paid for tendered shares in the offer, our board of directors considered the premium it represented over the current market price, the current book value per share of the Company’s common stock, and the Company’s financial performance to date, including primarily the resulting book value per share as of June 30, 2012. After careful consideration of these factors and the voluntary nature of the transaction, our board of directors concluded that $9.50 was a motivating price to stockholders for the tendered shares and, also, fair to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated shareholders who are ineligible to participate in the offer, after taking into account the effects of the offer on the Company.

•

Current and Historical Market Prices. The current market prices as well as the Company’s historical stock prices were important considerations for our board of directors. The current and historical market prices of the Company’s common stock were considered as a frame of reference to assure the board of directors that the amount offered was appropriate (e.g. not too low to garner interest from unaffiliated eligible shareholders) and to mitigate the possibility that the price offered, which the board of directors considered to be useful in obtaining initial interest from eligible investors due to the initial premium, would fall below the market price during the offer period. Notwithstanding the initial premium offered, the market price per share of our common stock increased to a price per share in excess of the initial offering price during the offer period. The market price for a share of our common stock over the 52 weeks ended June 30, 2012 has ranged between approximately $6.53 and $13.00. On September 21, 2012, the board of directors discussed leaving the offer price at $8.50 per share, as well as increasing the price to $9.00 per share, $9.50 per share, and $10.00 per share. The board of directors believed that an offer price per share below the then-current market price would not be well received by eligible unaffiliated shareholders and therefore determined that it would not leave the offer price at $8.50 nor increase the offer to $9.00 per share. The board of directors decided to increase the price per share offered to $9.50 per share, a premium to the then-current market price similar to the premium originally offered. The board of directors rejected the potential offer price of $10.00 per share as this price would imply a significantly higher premium than originally offered.

The original purchase price offered per share was $8.50, which represented a $0.47, or 5.8%, premium over the last share sales price of our common stock ($8.03) as reported on the Nasdaq Stock Market prior to the close of business on the record date. The new $9.50 per share price to be paid for tendered shares in the offer represents a premium of $0.48 per share, or 5.3%, over the market price on the last trade prior to the close of business on September 21, 2012, the last trading day ending prior to the board of directors’ decision to increase the offer price. The current and historical market prices of the Company’s common stock were considered as a frame of reference to assure the board of directors that the amount offered was appropriate (e.g. not too low to garner interest from unaffiliated eligible shareholders) and to mitigate the possibility that the price offered, which the board of directors considered to be useful in obtaining initial interest in the revised offering price from eligible investors due to the initial premium, would fall below the market price during the offer period. Neither specific aspects of the Company’s performance nor other quantitative analysis led the Board to a discussion of revising the price offered per share. This discussion was a result of the increase in the market price of the Company’s shares above the original offer price. The Company does not believe that the board of directors will make further adjustments to the offer price.

•

Book Value. As of June 30, 2012, the book value per basic share of our common stock was $9.12. The original per share cash price of $8.50 payable in the offer therefore represented approximately a 6.8% discount to the book value per basic share of our common stock. The per share cash price of $9.50 now payable in the offer represents approximately a 4.2% premium to the book value per basic share of our common stock. Due to the voluntary nature of the offer, where a tendering shareholder may consider the book value per share and other factors prior to participating, our board of directors did not consider the book value per share to be as relevant as the market price. Our board of directors selected an original and revised offer price that it believed would be attractive to eligible unaffiliated stockholders relative to market price at the time made, especially in light of the potential limited liquidity of odd-lot stockholders and the transaction costs faced by them in the open market, and therefore worth consideration by them, recognizing that the volitional nature of the offer is intended to ensure fairness of any particular offering price to tendering stockholders with disparate personal and financial circumstances and strategies. For those unaffiliated stockholders who do no elect to participate or are otherwise ineligible to participate, the board of directors considered the minimal difference between the original and revised offer prices and book value to be immaterial.

•

Liquidation Value. In determining the fairness of the offer to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer, our board of directors did not attempt to establish the liquidation value of the Company. Our board of directors determined that such a valuation would not be material to its decision in light of the fact that the Company does not intend to liquidate, and the offer will not materially affect the Company’s operations or business.

•

Going Concern. Our board of directors did not assign a “going concern” value to the Company’s common stock. A going concern valuation is an attempt to value a company as an operating business. It is often expressed as the present value of future earnings of a company in the context of the returns an investor could expect to receive on the investment over a future period. Our board of directors determined that the cost of such a valuation far outweighed any benefit and that the valuation would not be material to its discussion concerning whether the offer was fair to stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer, because the Company itself was not for sale, and only a small percentage of the Company’s stock may be repurchased in the offer.

•	Other Considerations. In addition to the foregoing factors, our board of directors considered the Company’s financial performance to date generally, including primarily the Company’s resulting book value per share as of June 30, 2012, with a view principally of ensuring that the Company’s current cash on hand generated from its financial performance would be expected to be sufficient to pay for all validly tendered shares in the offer as well as to fund any anticipated working capital needs and without the need for amending the current terms of the Credit Agreement. There was no further quantitative analysis or specific algorithm used to calculate the per share offer price.

The above discussion is not intended to be exhaustive. It is merely intended to discuss some of the material factors upon which our board of directors based its determination that the offer is fair to all Company stockholders, including those unaffiliated stockholders who are eligible to participate in the offer and those unaffiliated stockholders who are ineligible to participate in the offer. In reaching the determination that the offer is fair to all these stockholders, our board of directors considered all factors as a whole. Individual directors may have given different weight to different factors. None of the factors that our board of directors considered, however, led our board of directors to believe that the offer is unfair to these stockholders.

The original offer was approved unanimously by our board of directors, including all of the board of directors who are not Company employees, on August 20, 2012, and the revised offering price was approved by our board of directors, including all of the directors who are not Company employees, on September 24, 2012. Given the consensus of our board of directors that the offer is fair to unaffiliated stockholders who are eligible and not eligible to participate in the offer based on the factors discussed above, and because none of our directors are eligible to participate in the offer, our board of directors did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the offer. Our board of directors also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to the offer. Our board of directors determined that the engagement of an unaffiliated stockholder representative on behalf of unaffiliated stockholders was not necessary, practical or advisable and would constitute an unnecessary expense because of the relatively small size of the offer, the voluntary nature of the offer and the premium of the purchase price offered over the market price on the record date, which will be less costly to tendering record stockholders than ordinary open market sales because of the absence of brokerage commissions.

Our board of directors also believes that the offer is procedurally fair because it is voluntary for tendering stockholders. As a result, eligible stockholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

No other action of Company stockholders related to the offer is required under Delaware law and our board of directors did not deem it appropriate to subject individual common stockholders who may tender their shares in the offer to the approval of the common stockholders who may not; the voluntary and uncoercive nature of the transaction affords the participating stockholders ample protection. In effect, the odd-lot stockholders cast a vote against the tender offer by failing to tender his or her shares. Additionally, all Company stockholders, including those ineligible to participate in the offer, have been notified of the offer and the implications of the transaction on them by receipt of a copy of the offer to purchase dated August 27, 2012, as updated by public announcement from time to time, and have the opportunity to sell their shares before or after completion of the offer.

Because the offer will not result in a material impact to book value or earnings per share, our board of directors did not appoint a representative for non-eligible Company stockholders. In addition, because the affiliated stockholders will generally be financially affected in an identical manner as the unaffiliated stockholders not participating in the offer, our board of directors determined that a representative for the unaffiliated stockholders was not warranted.

NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THE OFFER AND NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS KNOWS THE PERSONAL FINANCIAL SITUATION OF ITS STOCKHOLDERS. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT TO TENDER YOUR SHARES.

e)	The first sentence that appears under the table under the heading “Market Price and Dividend Information” is hereby amended to read as follows:

The Company has a total of 5,360,708 shares of common stock issued and outstanding as of the date hereof.

f)	The second paragraph under the table under the heading “Market Price and Dividend Information” is amended by adding the following sentence after the third sentence thereof:

In September 2012, our board of directors declared a cash dividend of $0.10 per share to the holders of our common stock on September 28, 2012, payable on October 10, 2012.

In addition, the Letter of Transmittal is hereby amended as follows:

a)	In the title at the top of the letter, the language “and the Amended Offer to Purchase dated October 5, 2012” is added to the line below the line that reads “Pursuant to the Offer to Purchase dated August 27, 2012”

b)	In the last line of the first paragraph of the letter body, the language “and the amended offer to purchase, dated October 5, 2012,” is added after the language “offer to purchase, dated August 27, 2012”

Furthermore, the Notice of Guaranteed Delivery is hereby amended as follows:

a)	In the title at the top of the notice, the language “and the Amended Offer to Purchase dated October 5, 2012” is added to the line below the line that reads “Pursuant to the Offer to Purchase dated August 27, 2012”

b)	In the second line of the second-to-last full paragraph of the first page of the notice, the language “and the amended offer to purchase, dated October 5, 2012,” is added after the language “offer to purchase, dated August 27, 2012”

This press release is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any shares of the Company’s common stock. The offer is being made solely pursuant to the offer to purchase and the accompanying documents, including the letter of transmittal, each dated August 27, 2012, and as amended on September 14, 2012, September 25, 2012, and October 9, 2012. The offer will expire at 5:00 p.m. Eastern time on October 15, 2012, unless otherwise extended or earlier terminated. Eligible stockholders who would like to accept the offer must tender all shares that they own. Partial tenders will not be accepted.

Forward-Looking Statements

Statements made in this news release that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. Important factors that could cause actual results to differ materially from those anticipated by any forward-looking information include, but are not limited to, future economic conditions, competitive services and pricing, new competitor entry, financing, the delivery of services under existing contracts and other factors. For a more detailed description of the factors that could cause such a difference, please see the section entitled “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012, as well as the Company’s other filings with the Securities and Exchange Commission. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Heska

Heska Corporation (NASDAQ: HSKA) sells advanced veterinary diagnostic and other specialty veterinary products. Heska’s state-of-the-art offerings to its customers include diagnostic instruments and supplies as well as single use, point-of-care tests, vaccines and pharmaceuticals. The company’s core focus is on the canine and feline markets where it strives to provide high value products and unparalleled customer support to veterinarians. For further information on Heska and its products, visit the company’s website at www.heska.com.

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